CERTIFICATE OF QUALIFIED PERSON
I, Ken Embree, P. Eng., do hereby certify that:

1.	I am an Independent Consultant of:
Knight Piésold Ltd.
Suite 1400 – 750 West Pender St,
Vancouver, BC Canada V6C 2T8

2.
This certificate applies to the technical report titled “NI 43-101 Technical Report - Pre-feasibility Study of the Chinchillas Silver-Lead-Zinc Project, Jujuy Province, Argentina” dated May 15, 2017 with an effective date of December 31, 2016 (the “Technical Report”).

3.	I graduated from the University of Saskatchewan with a Degree (B.A.Sc.) in Geological Engineering, 1986.

4.	I am a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of British Columbia (No. 17,439).

5.	I have practiced my profession continuously since 1986.

6.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I am responsible for Section 20 and co-authoring Section 25 along with those sections of the Summary pertaining thereto, of the Technical Report.

8.	I have visited the Project that is the subject of this Technical Report from October 30 to November 1, 2013.

9.
I have had prior involvement with the Project that is the subject of the Technical Report: I co-authored two previous technical reports prepared for Golden Arrow Resources Corporation, filed on SEDAR dated January 20, 2014 and February 13, 2015 [amended].

10.	I am independent of Puna Operations Inc., Silver Standard Resources Inc., and Golden Arrow Resources Corporation, applying all of the tests in section 1.5 of National Instrument 43-101.

11.	I have read NI 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.
As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 15th day of May, 2017.
(original signed by Ken Embree)
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Ken Embree, P.Eng.